Exhibit 10.1
October 19, 2006
Input/Output, Inc.
12300 Parc Crest Dr.
Stafford, TX 77477
Dear Sir:
This letter confirms and memorializes the agreements we have reached over the last few weeks about my departure from Input/Output. We have agreed as follows:
o	I hereby resign my position as President of GXT, effective 11:59 p.m., December 31, 2006.

o	I hereby resign my position as an Officer of I/O, effective 11:59 p.m., December 31, 2006.

o	I will continue to be an active, full-time GXT employee through December 31, 2006.

o	From October 1, 2006 until December 31, 2006, my duties and responsibilities as an active employee of GXT will be as follows:
o	Enable a smooth transition to my successor.

o	Give GXT the best chance of meeting its 2006 financial goals.

o	Minimize, within my ability, any disruption to GXT’s business based on employee concerns regarding my resignation from GXT.

o	I will continue to work with the I/O Management Team to develop a financial plan for 2007.
In consideration of the foregoing, I/O and I agree to the following terms:
o	I will be paid as an active, full-time employee through December 31, 2006, at my current base salary and receive all my current employee benefits.

o	2006 Bonus
o	I will be fully eligible for the 2006 Management Bonus Program. The computation of this bonus is be based on the overall financial performance of I/O and GXT, as well as my progress against the Critical Success Factors (CSF’s) as agreed earlier in 2006.

o	The 2006 bonus will be paid in a lump sum during 2007, at the same time as the 2006 bonus is paid out to other members of the I/O Management Team.
o	I/O Stock Options
o	Subject to the terms of the I/O GIOA Plan and applicable option agreements, I will retain all 42,500 currently vested stock options in the I/O GIOA Plan, with a strike price of $7.09 per share, and I may exercise these options at any time (subject to applicable I/O employee black-out periods) during 180 days from my resignation effective date.

o	Subject to the terms of the I/O 2004 Long-Term Incentive Plan and applicable option agreements, I will retain all 10,000 currently vested stock options in the I/O 2004 Long-Term Incentive Plan, with a strike price of $7.31 per share, and I may exercise these options at any time (subject to applicable I/O employee black-out periods) during 180 days from my resignation effective date.
o	I will be allowed to retain and take ownership of my current MacIntosh laptop computer and my current MacIntosh-formatted laser printer. I will ensure that all Company-related information is permanently removed from this laptop system prior to December 31, 2006.

o	I will continue to be covered by any officer’s and directors’ liability insurance policies maintained by I/O during my tenure as an officer of I/O and GXT, subject to and in accordance with the terms of such policies. I will continue to be covered by any officers or directors indemnification provisions contained in the Certificate of Incorporation and/or Bylaws of I/O during my tenure as an officer of I/O and GXT, subject to and in accordance with the terms of such indemnification provisions.

o	Effective on January 1, 2007, GXT and I will enter into a Consulting Services Agreement which is attached as Exhibit “A”.
Please acknowledge your agreement to the terms of this letter below.
Sincerely,
/S/ MICHAEL K. LAMBERT
Michael K. Lambert
Acknowledged on behalf of I/O

/S/ DAVID L. ROLAND David L. Roland
Vice President and General Counsel

Attachment “A”
Consulting Agreement

CONSULTING SERVICES AGREEMENT
     This Consulting Services Agreement (“Agreement”) is entered into as of October 19, 2006, between GX Technology Corporation, a Texas corporation, having offices at 2101 City West Boulevard, Building III, Suite 900, Houston, Texas 77042 (the “Company”), and Michael K. Lambert, residing at 5006 Palmetto Street, Bellaire Texas 77401 (“Consultant”). The Company and Consultant are sometimes referred to in this Agreement as a “Party” and collectively as the “Parties.”
     Consultant was employed by the Company since 1989 and as its President from 1997 until his recent voluntary resignation, which will be effective on December 31, 2006. The Parties desire for Consultant to continue to provide consulting services to the Company pursuant to the terms and conditions of this Agreement.
     The Parties agree as follows:
1. Services.
     (a) The Company hereby engages Consultant to perform management advisory services as requested from time to time by the Company (the “Services”) during the Term and as agreed by the Consultant. The specifics and schedule of the Services will be as approved from time to time by the Chief Executive Officer of Input/Output, Inc. or another Company representative designated by such person, such approval being subject to agreement by the Consultant.
     (b) The Company enters into this Agreement based on Consultant’s demonstrated ability to perform the Services. Consequently, other than providing related information as requested from time to time by Consultant, the Company will not provide Consultant with any training or instructions with respect to the Services. Company will provide Consultant with working space and usual office supply and other materials for Consultant’s use when Consultant is on the Company’s premises. Promptly after the termination of this Agreement, Consultant will return to the Company all materials provided by the Company in condition similar to the condition of such materials when delivered to Consultant, normal wear and tear excepted.
     (c) In the performance of Services under this Agreement, Consultant agrees that he will comply with all applicable laws, statutes and regulations relating to providing the Services, including but not limited to, the Foreign Corrupt Practices Act (“FCPA”), environmental laws, employment laws, safety regulations, securities laws and regulations, antitrust laws, intellectual property laws and any other applicable laws, statutes or regulations and to conduct himself in keeping with high ethical standards. Consultant further agrees that he will comply with all applicable safety and security regulations and policies while on the Company’s premises and all other policies of the Company and will use his best efforts to preserve the business of the Company and the good will of all employees, customers, suppliers and other persons having business relations with the Company. In accordance with the FCPA, Consultant shall not make any payment prohibited by the FCPA to any party for the purpose of securing business.

     (d) Consultant shall not utilize the services of any individual, company or other entity as a subcontractor or an independent contractor to assist in performing the Services unless Consultant obtains the prior written permission of the Company to utilize the services of such subcontractor or independent contractor in connection with the Services.
2. Term. The term of this Agreement shall commence on January 1, 2007, and shall remain in effect through December 31, 2007 (the “Term”), unless earlier terminated in accordance with Section 16.
3. Payment to Consultant.
     (a) In consideration for the Services provided by Consultant during the Term, the Company shall pay Consultant compensation equal to an annual rate of $266,740 per year, payable in twelve installments on the last business day of each month of the term.
     (b) The Company will reimburse Consultant for reasonable and necessary out-of-pocket expenses incurred by Consultant in performance of the Services, in accordance with the Company’s general expense reimbursement policies. If any such costs are reasonably expected to individually exceed the sum of $1,000, the prior approval of the Company shall be required. Such costs shall be incurred at the lowest reasonable level possible, consistent with the Company’s reimbursement policies applicable to its employees. Reasonable transportation expenses incurred by Consultant at the request of the Company will be reimbursed to Consultant. Consultant shall submit to the Company a statement setting forth the related expenses, together with receipts or other supporting evidence as may be reasonably requested by the Company.
     (c) Consultant shall maintain during the Term of this Agreement, and retain not less than three (3) years after the expiration or termination thereof, complete and accurate records of all of Consultant’s costs that are chargeable to the Company under this Agreement. The Company shall have the right, on advance notice and at reasonable times, to inspect and audit those records by authorized representatives of its own or any public accounting firm selected by it.
4. Confidentiality of the Company’s Business.
     (a) Consultant acknowledges that the business of the Company and its affiliates is highly competitive and that the Company’s books, records and documents, information concerning the Company’s strategies, plans, business, products, equipment, services and processes, procurement procedures and pricing techniques, the names of and other information (such as credit and financial data) concerning the Company’s customers and business affiliates, the terms of this Agreement, and any other confidential and/or proprietary information and/or trade secrets that have been developed or used by or on behalf of the Company or its affiliates or will be developed and that cannot be obtained readily by third parties from outside sources (collectively, “Confidential Information”), all comprise confidential business information and trade secrets of the Company that are valuable, special and unique proprietary assets of the Company. Consultant further acknowledges that protection of the Company’s Confidential Information against unauthorized disclosure and use is of critical importance to the Company in maintaining its competitive position. Accordingly, Consultant hereby agrees that he will not, at any time during or after the term of this Agreement, make any unauthorized disclosure of any Confidential Information of the Company or its affiliates, or make any use thereof, except solely for the benefit of, and on behalf of, the Company or its affiliates in the performance of the Services pursuant to this Agreement. Consultant will safeguard the Confidential Information from unauthorized disclosure. Consultant also agrees to preserve and protect the confidentiality of third party Confidential Information to the same extent, and on the same basis, as the Company’s Confidential Information. Consultant’s obligation under this Section 4 will not extend to information which is or becomes part of the public domain through no action or omission of Consultant.
     (b) If Consultant is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Consultant will promptly notify the Company of such request or requirement so that the Company may seek an appropriate protective order or waiver in compliance with the provisions of this Agreement. If, in the absence of a protective order or the receipt of a waiver hereunder, Consultant is, in the opinion of Consultant’s counsel, compelled to disclose the Confidential Information, Consultant may disclose only such of the Confidential Information to the party compelling disclosure as is required by law. Consultant shall not be liable for the disclosure of Confidential Information pursuant to the preceding sentence unless such disclosure was caused by Consultant and not otherwise permitted by this Agreement.
     (c) All written Confidential Information (including that portion of the Confidential Information that may be found in analyses, compilations, studies or other documents prepared by or for Consultant) will be returned to the Company immediately upon the Company’s request, and no copies shall be retained by Consultant. Oral Confidential Information and written Confidential Information not so requested or returned will be held by Consultant and kept subject to the terms of this Agreement or destroyed.
5. Protection of Company’s Business Interest. Without prior written approval from the Company, during the Term, Consultant agrees that he will not, directly or indirectly, for himself or for others, (a) consult, advise, counsel or otherwise assist any competitor of the Company or its affiliates in any manner that would have, or is likely to have, a directly adverse effect upon the Company or its affiliates or (b) solicit or attempt to solicit for employment or service, or hire or attempt to hire for employment or service, any persons employed by the Company or any of its affiliates at any time between January 1, 2006 and December 31, 2007, or any individuals contracted by the Company or any of its affiliates to provide services at any time during such period; provided that none of the foregoing shall be deemed to preclude Consultant from (i) placing general advertising (including in trade publications) or (ii) engaging a recruitment firm for a non-targeted search.
6. Intellectual Property Rights.
     (a) All information, data, documents and materials provided by the Company to Consultant, or acquired or learned by Consultant from the Company’s files, documents, employees or representatives in connection with the Services, shall remain the sole and exclusive property of the Company. Consultant shall obtain no rights whatsoever, whether under applicable patent, copyright, trade secret laws or otherwise, in such information, data, documents or materials unless specifically provided in writing by the Company.
     (b) All information, drawings, plans, specifications, designs, reports, computations, calculations, presentations, working papers and other documents prepared by or on behalf of Consultant in furtherance of or in connection with the Services (collectively, the “Work Product”) will be and shall remain the sole and exclusive property of the Company and shall be delivered to the Company upon its request. The Company shall have full and unlimited right to use all of the same without any claim or right thereto by Consultant for any additional compensation for such use. Consultant further agrees that the Work Product and all other information developed or secured by Consultant during performance of the Services shall be kept strictly confidential and shall not be sold, traded, published or otherwise disclosed to anyone in any manner whatsoever, including by means of photocopying or reproduction, without the Company’s prior written consent. Consultant shall obtain no rights whatsoever, whether under applicable patent, copyright, trade secret laws or otherwise, in such Work Product and information unless specifically provided in writing by the Company. Consultant agrees to assign and hereby assigns to the Company all title, patents, patent rights, copyrights, mask work rights, trade secret rights and all other intellectual and industrial property rights of any sort anywhere in the world in connection with such Work Product. All works of authorship by Consultant under this Agreement will be “works made for hire” to the extent allowed by law. Any assignment of copyright hereunder (and any ownership of a copyright as a work made for hire) includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights” (collectively “Moral Rights”). To the extent such Moral Rights cannot be assigned under applicable law and to the extent the following is allowed by the laws in the various countries where Moral Rights exist, Consultant hereby ratifies and consents to any action of the Company that would violate such Moral Rights in the absence of such ratification/consent. Consultant agrees to confirm any such ratifications and consents from time to time as requested by the Company. Similarly, if Consultant, in connection with the Services, obtains access to third party information, data, documents and materials that are in the possession of the Company, Consultant shall obtain no rights in such third party information, data, documents and materials. Irrespective of whether the Work Product, information, data, documents and materials is subject to the obligations of confidence imposed by Section 4, Consultant shall make no copies, summaries or extracts thereof except as necessary in connection with this Agreement or as otherwise specifically authorized in writing by the Company, and Consultant shall make no use of such Work Product, information, data, documents and materials except as specifically authorized in writing by the Company. Irrespective of whether the Work Product, information, data, documents and materials is subject to the obligations of confidence imposed by Section 4, upon completion of the Services, or the Company terminating this Agreement, Consultant shall immediately return to the Company all such Work Product, information, data, documents and materials, as well as any and all copies, summaries or extracts thereof (except for one copy which may be retained Consultant solely for record-keeping purposes). Consultant shall also immediately return to the Company all such Work Product, information, data, documents and materials, as well as any and all copies, summaries or extracts thereof, whenever requested by the Company. For purposes of this Agreement, “Work Product” also includes inventions (including, but not limited to, improvements, inventions, designs, formulas, works of authorship, trade secrets, technology, mask works, circuits, layouts, algorithms, computer programs, ideas, processes, techniques, know-how and data, whether or not patentable) that Consultant makes, conceives, reduces to practice or develops (in whole or in part, either alone or jointly with others) during the term of this Agreement in connection with performing Services or that relate to any other Work Product.
     (c) Consultant shall not knowingly disclose or provide to the Company any information, ideas, concepts, improvements, discoveries, inventions or forms of expression of ideas that Consultant does not own or otherwise have the right to disclose or provide to the Company.
7. Equitable Relief. Money damages would not be a sufficient remedy for any breach of Sections 4, 5 or 6 of this Agreement by either Party, and the Party not in breach of this Agreement shall be entitled to seek specific performance and injunctive relief as remedies upon proof of any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or in equity to a Party.
8. Insurance. During the Term, Consultant shall be solely responsible for maintaining, at his own cost and expense, insurance covering him, his activities and his business.
9. Independent Contractor.
     (a) The Services performed by Consultant shall be as an independent contractor and not as an employee. Accordingly, with respect to this Agreement, Consultant is not entitled to the benefits provided by the Company to its employees, including, but not limited to, group insurance and participation in the Company’s employee benefit and pension plans.
     (b) In the event Consultant for any reason were to become eligible to participate in a Company-sponsored benefit program with respect to this Agreement, Consultant hereby waives any such right to participate in the program. This waiver of any right to participate in Company-sponsored employee benefit programs represents a material component of the terms of payment agreed to by the Parties. Further, Consultant is not an agent, partner, or joint venturer of the Company. Consultant shall not represent himself to third persons to be other than an independent consultant of the Company, nor shall Consultant permit himself to offer or agree to incur or assume any obligations or commitments in the name of the Company or for the Company without the prior written consent and authorization of the Company.
10. Taxes. Consultant shall be responsible for payment of all taxes arising out of Consultant’s activities under this Agreement, including by way of illustration but not limitation, federal and state income tax, Social Security tax, unemployment insurance taxes, and any other taxes or business license fees as required, except any excise tax that may be applicable to compensation paid to Consultant under this Agreement pursuant to Section 409A of the Internal Revenue Code. The Company shall reimburse and indemnify Consultant for such excise tax by paying to Consultant such additional compensation so as to ensure that the compensation to Consultant is equal to the amount Consultant would have received if such excise tax had not been applicable to Consultant’s compensation under this Agreement. The Company will neither pay unemployment taxes on, nor withhold employment taxes from, any compensation it pays Consultant. Notwithstanding the foregoing, the Company shall have the right to withhold any and all taxes from payments due to

Consultant under this Agreement to the extent that such withholding may be required by any governmental body claiming jurisdiction over any payment made to or earned by Consultant hereunder, and payment by the Company to the respective governmental office of the amount of money so withheld will relieve the Company from any further obligation to Consultant with respect to the amount so withheld.
11. Notices. All notices under this Agreement shall be in writing and sent by hand delivery, telecopy or certified mail to the addresses set forth at the beginning of this Agreement or such other address for notice as either Party may designate from time to time.
12. Waiver. Failure of either Party at any time to require performance by the other Party of any provision hereof shall in no way affect the right of the Party hereafter to enforce the same. Nor shall any waiver by the either Party of any breach of any provision hereof be taken or held to be a waiver of any succeeding breach of such provision or as a waiver of this provision itself.
13. Applicable Law; Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, excluding applicable conflict-of-law rules or principles. The Parties agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be resolved by the courts of the State of Texas and of the United States of America located in the City of Houston. Both Parties irrevocably and unconditionally consent to submit to the exclusive jurisdiction of such courts for any legal suit, action or proceeding arising out of or relating to this Agreement (and agree not to commence any such legal suit, action or proceeding except in such courts). Notwithstanding the foregoing, this Section shall not limit either Party’s right to obtain any provisional or equitable remedy, including, without limitation, injunctive relief, from any court of competent jurisdiction, as may be necessary in the sole judgment of such Party to protect its rights hereunder.
14. Severability. The terms in this Agreement shall be enforceable to the fullest extent permitted by law. If any such term or covenant or the application thereof to any person or circumstance shall be construed to be invalid or unenforceable, then such term shall be construed in a manner as to permit its enforceability to the fullest extent permitted by law. The remaining provisions of this Agreement shall remain in full force and effect.
15. Successors and Assignment. This Agreement automatically shall be binding upon and shall inure to the benefit of any person, corporation or entity which may hereafter acquire or succeed to all or substantially all of the business or assets of the Company by purchase, merger, consolidation or by any other means whatsoever, whether direct or indirect. This Agreement shall not be assigned by Consultant.
16. Termination.
(a)	The Consultant may terminate this Agreement effective immediately upon written notice to the Company if the Company breaches this Agreement and such breach is not cured within ten (10) business days after the Company receives written notice from Consultant of the breach. Within fifteen (15) days of such termination by Consultant, Company will pay to Consultant the full balance of the fees provided under Section 3.

(b)	The Company may terminate this Agreement effective immediately upon written notice to Consultant in the event Consultant breaches this Agreement and such breach is not cured within ten (10) business days after Consultant receives written notice from the Company of the breach.

(c)	Upon receipt of notice of termination by Company or Consultant pursuant to this Section 16, Consultant shall immediately discontinue all Services and transfer title and deliver to the Company all Work Product (including work in process, completed work, supplies and other materials produced or acquired for the Services, as well as the completed or partially completed plans, drawings, information, and other property that, if this Agreement had been completed, would be required to be furnished to the Company).

(d)	Termination of this Agreement shall not relieve any Party from any obligation accruing or accrued to the date of such termination, nor deprive a Party not in default of any remedy otherwise available to it. The indemnification provisions of this Agreement shall survive such termination relative to all claims and other indemnified matters, discovered or undiscovered, arising out of, in connection with, or incident to this Agreement.

(e)	If either Party terminates this Agreement early under this Section 16, the provisions and obligations of Sections 4, 5 and 6 of this Agreement shall continue in full force and effect for the full time periods stated therein, as if this Agreement had not terminated early.
     If this Agreement is terminated by the Company under the terms of Section 16 (b) and such termination occurs after commencement of any Services hereunder, the Company shall pay Consultant for Services which have been satisfactorily performed to the date of termination for which Consultant has not previously been paid by the Company.
     The obligations of the Parties set forth in Sections 4, 5, 6, 8, 9, 10 and 16 shall survive the expiration or termination of this Agreement.
17. Controlled Substances; Weapons. Consultant acknowledges that it is the policy of the Company that: (a) the use, possession, and/or distribution of illegal or unauthorized drugs, drug related paraphernalia, or weapons on the Company’s premises is prohibited, and the use or possession of alcoholic beverages, except where authorized by the Company’s management, also is prohibited; (b) entry onto or presence on the Company’s premises by any person, including Consultant, constitutes consent to the Company to conduct searches, whether announced or unannounced, on the Company’s premises of the person and Consultant’s personal effects for such prohibited items; and (c) any person who is found in violation of the policy or who refuses to permit a search may be removed and barred from the Company’s premises, at the discretion of the Company.

18. Other Agreements/Modifications. This Agreement supersedes all other preceding agreements or understandings between the Parties regarding the Services and constitutes the entire agreement of the Parties regarding the performance of the Services. Nothing in this Agreement shall affect, lessen or negate any of the existing rights or obligations of Consultant or the Company under the Executive Employment Agreement dated March 26, 2004 between Consultant and the Company, as amended, or any other agreements entered into by Consultant with or for the benefit of the Company in conjunction with Consultant’s previous employment with the Company, including the agreement between Consultant and Input/Output, Inc. dated October ___, 2006, and any employee nondisclosure, invention or proprietary information agreements. This Agreement may not be amended, modified, superseded, canceled, renewed, or extended without a written instrument executed by both Parties.
19. Representations. Consultant represents that Consultant is not a party to any restrictive agreement limiting Consultant’s activities in providing the Services. Consultant further represents that at the time of the execution of this Agreement, Consultant knows of no written or oral contract or of any other impediment that would inhibit or prohibit this consulting arrangement with the Company.
     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

Michael K. Lambert	GX TECHNOLOGY CORPORATION

By:

Name:

Title: